UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

CENVEO, INC.
(Exact name of Registrant as specified in its charter)

COLORADO	1-12551	84-1250533
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

200 FIRST STAMFORD PLACE
STAMFORD, CT		06902
(Address of principal executive offices)		(Zip Code)

Scott J. Goodwin, (203) 595-3000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒

Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure
Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit
This Form SD of Cenveo, Inc. (the "Company") is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2014, to December 31, 2014. A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is publicly available on our website at www.cenveo.com.

Section 2 – Exhibits
Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit
Number        Description
1.01        Conflict Minerals Report of Cenveo, Inc. for the reporting period January 1, 2014, to December 31, 2014.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date:	May 29, 2015	CENVEO, INC.

/s/ Scott J. Goodwin
Scott J. Goodwin
Chief Financial Officer